

Established 1837

Company Secretariat
The Peninsular and Oriental Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA





11 May 2005

82-2083

Dear Sirs

OFFER BY A. P. MOELLER-MAERSK TO ACQUIRE ROYAL P&O NEDLLOYD

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc

P&O

News Release

11 May 2005

OFFER BY A.P. MOELLER-MAERSK TO ACQUIRE ROYAL P&O NEDLLOYD

It was announced earlier today that A.P. Moeller-Maersk (Maersk) intends to make an all cash offer of €57 per share for Royal P&O Nedlloyd (RPONL). Maersk and RPONL have stated that they expect to reach full agreement on the intended offer over the next few weeks. The offer memorandum is currently expected to be published in June 2005 and is expected to contain customary conditions, including regulatory clearances. The intended offer has been recommended by the board of RPONL.

P&O has a 25% shareholding in RPONL. In the event that the offer is made and the conditions satisfied, P&O intends to accept the offer.

A sale of P&O's shareholding at €57 per share would result in proceeds of approximately €579 million (£396 million). At 31 December 2004, on a UK GAAP basis the book value of P&O's equity stake in RPONL was $404 million (£215 million).

The sale of P&O's stake in RPONL would be another key step in P&O's strategy of focusing on its core international ports business. The business has a broad base of shipping line customers of which Maersk, when combined with RPONL, would be one of the most important. P&O looks forward to continuing its close working relationship with Maersk.

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Notes to editors

1. For the year ended 31 December 2004, RPONL contributed £48 million of profit before tax to P&O. This included profit from the part of the year when P&O owned 50% of RPONL, prior to RPONL becoming listed on 16 April.
2. P&O expects that the adoption of International Financial Reporting Standards (IFRS) will reduce the book value of its equity stake in Royal P&O Nedlloyd, thereby increasing the gain on any sale, mainly due to the inclusion of the relevant share of pension fund deficits. The book value of the equity stake, under both UK GAAP and IFRS, will be increased by P&O's share of profit generated by RPONL during 2005. P&O would not expect the gain on any sale to be taxable.
3. Robert Woods and Nick Luff, respectively Chief Executive and Chief Financial Officer of P&O, were non-executive directors of RPONL. Given P&O's position as the largest shareholder in RPONL, they did not participate in the RPONL board's discussions of the approach from Maersk. Mr Woods and Mr Luff have now stepped down from the RPONL board, pending the outcome of the offer process.
4. Euro and US dollar figures in this release have been translated at €1.462=£1 and $1.883=£1, being the rates at the close of business on 10 May 2005.
5. P&O is being advised by Citigroup and NM Rothschild.

(ends)